 Exhibit 99.1

Wix Reports First Quarter 2022 Results

●	Q1’22 total revenue of $342 million, up 14% y/y and representing a two-year CAGR of 27%

●	Q1’22 total bookings of $393 million, up 12% y/y and representing a two-year CAGR of 26%

●
Continued execution of long-term strategy illustrated by increased revenue generated through partners[1] in Q1’22 of $82 million, up 41% y/y and transaction revenue[2] of $36.6 million, an increase of 24% y/y

●	Adopted board-approved financial plan to reach 20% FCF margins by 2025

NEW YORK, May 16, 2022 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the first quarter ended March 31, 2022. In addition, the Company provided its initial outlook for the second quarter as well as expectations for full year 2022. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q1’22 Shareholder Update and other materials.

“Wix has remained focused on executing on our long-term opportunities, our product and marketing roadmaps, and concentrating on what we can control despite the recent months of instability and volatility,” said Avishai Abrahami, Wix co-founder and CEO. “Investments over the last several years have driven a significant expansion of our addressable market through the growth of our product platform, product innovation and development and go-to-market activities. We’ll continue to push these efforts forward to build the best platform so any type of user and any business can build a powerful and successful digital presence.”

Lior Shemesh, CFO at Wix, added, “Volatility and uncertainty remain elevated creating headwinds to overall revenue growth. We are focused on prudent cost management and driving operational efficiencies, from which we are already beginning to see results, and are instating a plan to achieve 20% FCF margins by 2025. Our Partners initiative continues to grow at high rates, generating 41% y/y revenue growth in Q1. In addition, we were happy to announce our new B2B partnership with LegalZoom, further validating our product platform and brand as a premier technology platform to serve small businesses.”

Wix's management team and business leaders will host an Investor & Analyst Day and will share a detailed overview of the Company's key growth initiatives, a three-year financial plan, and long-term financial framework on Thursday, May 19, 2022 at 8:30 am ET. The RSVP form can be found here.

1 We define partners revenue as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as Vistaprint or NTT. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used, among other criteria. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions segments.
2 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.

Q1 2022 Financial Results

●	Total revenue in the first quarter of 2022 was $341.6 million, up 14% y/y and representing a two-year CAGR of 27%

○	Total revenue on a y/y constant currency basis was $343.2 million, up 14% y/y

○	Creative Subscriptions revenue in the first quarter of 2022 was $255 million, up 13% y/y and representing a two-year CAGR of 20%

○	Creative Subscriptions ARR increased to $1.04 billion, up 12% y/y

○	Business Solutions revenue in the first quarter of 2022 was $86.6 million, up 17% y/y and representing a two-year CAGR of 54%

●	Total bookings in the first quarter of 2022 were $393.2 million, up 12% y/y and representing a two-year CAGR of 22%

○	Total bookings on a y/y constant currency basis was $399.4 million, up 14% y/y

○
Creative Subscriptions bookings in the first quarter of 2022 were $299.8 million, up 12% y/y and representing a two-year CAGR of 20%, including a change in unbilled contractual obligations of $14.1 million

○	Business Solutions bookings in the first quarter of 2022 were $93.5 million, up 13% y/y and representing a two-year CAGR of 53%

●	Total gross margin on a GAAP basis in the first quarter of 2022 was 61%

○	Creative Subscriptions gross margin on a GAAP basis was 75%

○	Business Solutions gross margin on a GAAP basis was 19%

●	Total non-GAAP gross margin in the first quarter of 2022 was 62%

○	Creative Subscriptions gross margin on a non-GAAP basis was 76%

○	Business Solutions gross margin on a non-GAAP basis was 21%

●	GAAP net loss in the first quarter of 2022 was $(227.3) million, or $(3.95) per share

○
Includes approximately $116 million of unrealized losses, net of taxes, from our equity investments, primarily attributed to the decrease in share price of monday.com (Nasdaq: MNDY), which was excluded from non-GAAP results

●	Non-GAAP net loss in the first quarter of 2022 was $(41.4) million, or $(0.72) per share

●	Net cash used in operating activities for the first quarter of 2022 was $13.7 million, while capital expenditures totaled $19.9 million, leading to free cash flow of $(33.6) million

○	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $(18.1) million

Financial Outlook

We continue to experience a high level of volatility in demand for online services -- as many companies do today -- due to the combination of macroeconomic headwinds and global uncertainty.

While it remains challenging to confidently forecast our business with this ongoing volatility and uncertainty, we are confident in the fundamental strength of our business and our ability to execute on what we can control. Since last summer, conversion of users to subscriptions and retention remain stable, indicating that our business is in a steady state of growth, not a deteriorating one, giving us confidence that once macroeconomic conditions improve, we will return to higher levels of growth.

As of today, we expect total revenue in Q2’22 to be $342 - $346 million, representing 8 - 10% y/y growth. This range takes into account the negative impact of approximately $0.6 million due to the closure of our activities in Russia and certain regions of Ukraine and headwinds of approximately $4 million due to y/y changes in FX rates. Excluding these, we would have expected Q2’22 revenue to grow 10 - 11% y/y.

If we do not see further deterioration in the macro environment, for the full year 2022 we believe revenue growth will be 10 - 13% y/y. This range includes the negative impact from suspending activities in Russia and certain regions in Ukraine, which we estimate accounts for approximately $3 million in revenue in 2022, and approximately $20 million in headwinds due to y/y changes in FX rates.  Excluding these, our expectation for revenue growth for the full year would be 12 - 15% y/y, assuming no further deterioration in the macro environment.

Further, despite macroeconomic headwinds, we remain committed to driving profitable growth and have already undertaken actions this year to improve gross margins and reduce operating expenses.

During our upcoming Investor and Analyst Day, we will provide more details on our multi-year plans to increase incremental margins and share our recently adopted, board-approved financial plan to achieve 20% FCF margin by 2025.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Monday, May 16, 2022. To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) and reference Conference ID 7607579. A telephonic replay of the call will be available through May 23, 2022 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 7607579.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

For more about Wix, please visit our Press Room

Investor Relations:
ir@wix.com

Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix uses the following non-GAAP financial measures:   bookings,   cumulative cohort bookings, bookings on a constant currency basis,  revenue on a constant currency basis,  non-GAAP gross margin,  non-GAAP operating income (loss),  non-GAAP net income (loss), non-GAAP net income (loss) per share,  free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfill our obligation under the terms of the contractual agreement.  Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.  The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations in effect on the last day of the period; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from other partnership agreements.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions, through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our expected repurchase program; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

###

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Revenues
Creative Subscriptions	$226,436	$254,968
Business Solutions	74,343	86,629
	300,779	341,597

Cost of Revenues
Creative Subscriptions	55,746	64,873
Business Solutions	58,053	69,876
	113,799	134,749

Gross Profit	186,980	206,848

Operating expenses:
Research and development	95,086	119,865
Selling and marketing	144,455	156,714
General and administrative	34,394	45,686
Total operating expenses	273,935	322,265
Operating loss	(86,955)	(115,417)
Financial income (expenses), net	32,925	(144,473)
Other income	65	46
Income (loss) before taxes on income	(53,965)	(259,844)
Taxes on income (tax benefit)	8,149	(32,555)
Net loss	$(62,114)	$(227,289)

Basic and diluted net loss per share	$(1.10)	$(3.95)
Basic and diluted weighted-average shares used to compute net loss per share	56,280,561	57,479,429

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	December 31,	March 31,
	2021	2022
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$451,355	$386,609
Short-term deposits	411,687	456,644
Restricted cash and deposits	7,012	7,010
Marketable securities	456,515	356,380
Trade receivables	30,367	42,016
Prepaid expenses and other current assets	32,877	55,264
Total current assets	1,389,813	1,303,923

Long-Term Assets:
Prepaid expenses and other long-term assets	41,554	44,045
Property and equipment, net	50,437	57,081
Marketable securities	387,341	333,853
Intangible assets and goodwill, net	89,547	87,964
Operating lease right-of-use assets	101,095	108,929
Total long-term assets	669,974	631,872

Total assets	$2,059,787	$1,935,795

Liabilities and Shareholders' Equity (deficiency)
Current Liabilities:
Trade payables	$114,584	$134,754
Employees and payroll accruals	83,251	78,503
Deferred revenues	484,446	517,550
Accrued expenses and other current liabilities	62,816	61,334
Operating lease liabilities	29,201	31,477
Total current liabilities	774,298	823,618

Long-term deferred revenues	59,966	64,414
Long-term deferred tax liability	72,803	37,176
Convertible notes, net	922,974	924,275
Other long-term liabilities	2,267	2,282
Long-term operating lease liabilities	81,764	86,513
Total long-term liabilities	1,139,774	1,114,660

Total liabilities	1,914,072	1,938,278

Shareholders' Equity (deficiency)
Ordinary shares	111	113
Additional paid-in capital	994,795	1,077,536
Treasury Stock	(199,997)	(199,997)
Accumulated other comprehensive income	(1,056)	(4,708)
Accumulated deficit	(648,138)	(875,427)
Total shareholders' equity (deficiency)	145,715	(2,483)

Total liabilities and shareholders' equity	$2,059,787	$1,935,795

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(62,114)	$(227,289)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	3,432	3,535
Amortization	599	1,574
Share based compensation expenses	46,631	60,984
Amortization of debt discount and debt issuance costs	1,407	1,301
Changes in accrued interest and exchange rate on short term and long term deposits	15	45
Amortization of premium and discount and accrued interest on marketable securities, net	2,323	1,549
Revaluation on Marketable equity securities	-	151,645
Deferred income taxes, net	7,351	(35,575)
Changes in operating lease right-of-use assets	4,681	8,838
Changes in operating lease liabilities	(6,035)	(9,647)
Increase in trade receivables	(6,176)	(11,649)
Increase in prepaid expenses and other current and long-term assets	(73,916)	(12,313)
Increase (decrease) in trade payables	(3,262)	21,686
Increase (decrease) in employees and payroll accruals	40,554	(4,740)
Increase in short term and long term deferred revenues	50,330	37,552
Increase (decrease) in accrued expenses and other current liabilities	12,668	(1,158)
Net cash provided by (used in) operating activities	18,488	(13,662)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	138,015	105,000
Investment in short-term deposits and restricted deposits	(602)	(150,000)
Investment in marketable securities	-	(72,155)
Proceeds from marketable securities	90,097	61,380
Purchase of property and equipment and payment of prepaid expenses	(3,720)	(19,283)
Capitalization of internal use of software	(129)	(641)
Proceeds from sale of marketable equity securities	-	3,193
Payment for Businesses acquired, net of acquired cash	(5,586)	-
Purchases of investments in privately held companies	-	(160)
Net cash provided by (used in) investing activities	218,075	(72,666)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	10,422	21,582
Net cash provided by financing activities	10,422	21,582
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	246,985	(64,746)
CASH AND CASH EQUIVALENTS—Beginning of period	168,858	451,355
CASH AND CASH EQUIVALENTS—End of period	$415,843	$386,609

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Creative Subscriptions	226,436	254,968
Business Solutions	74,343	86,629
Total Revenues	$300,779	$341,597

Creative Subscriptions	268,059	299,787
Business Solutions	83,050	93,461
Total Bookings	$351,109	$393,248

Free Cash Flow	$14,639	$(33,586)
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$15,474	$(18,148)
Creative Subscriptions ARR	$926,103	$1,037,713

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended
	March 31,
	2020	2021	2022
	(unaudited)
Revenues	$213,104	$300,779	$341,597
Change in deferred revenues	35,753	50,330	37,552
Change in unbilled contractual obligations	-	-	14,099
Bookings	$248,857	$351,109	$393,248

	Three Months Ended
	March 31,
	2020	2021	2022
	(unaudited)
Creative Subscriptions Revenues	$176,546	$226,436	$254,968
Change in deferred revenues	32,251	41,623	30,720
Change in unbilled contractual obligations	-	-	14,099
Creative Subscriptions Bookings	$208,797	$268,059	$299,787

	Three Months Ended
	March 31,
	2020	2021	2022
	(unaudited)
Business Solutions Revenues	$36,558	$74,343	$86,629
Change in deferred revenues	3,502	8,707	6,832
Business Solutions Bookings	$40,060	$83,050	$93,461

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Three Months Ended
	March 31,
	2021	2022

Q1 Cohort revenues	4	7
Q1 Change in deferred revenues	32	21
Q1 Cohort Bookings	$36	$28

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
(1) Share based compensation expenses:
Cost of revenues	$3,501	$4,231
Research and development	23,288	28,720
Selling and marketing	7,442	9,875
General and administrative	12,400	18,158
Total share based compensation expenses	46,631	60,984
(2) Amortization	599	1,574
(3) Acquisition related expenses	1,705	1,699
(4) Amortization of debt discount and debt issuance costs	1,407	1,301
(5) Sales tax accrual and other G&A expenses (income)	452	172
(6) Unrealized loss (gain) on equity and other investments	(29,513)	151,645
(7) Non-operating foreign exchange expenses (income)	2,590	4,132
(8) Provision for income tax effects related to non-GAAP adjustments	6,788	(35,612)
Total adjustments of GAAP to Non GAAP	$30,659	$185,895

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Gross Profit	$186,980	$206,848
Share based compensation expenses	3,501	4,231
Acquisition related expenses	167	81
Amortization	97	761
Non GAAP Gross Profit	190,745	211,921

Non GAAP Gross margin	63%	62%

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Gross Profit - Creative Subscriptions	$170,690	$190,095
Share based compensation expenses	2,586	3,385
Non GAAP Gross Profit - Creative Subscriptions	173,276	193,480

Non GAAP Gross margin - Creative Subscriptions	77%	76%

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Gross Profit - Business Solutions	$16,290	$16,753
Share based compensation expenses	915	846
Acquisition related expenses	167	81
Amortization	97	761
Non GAAP Gross Profit - Business Solutions	17,469	18,441

Non GAAP Gross margin - Business Solutions	23%	21%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Operating loss	$(86,955)	$(115,417)
Adjustments:
Share based compensation expenses	46,631	60,984
Amortization	599	1,574
Sales tax accrual and other G&A expenses	452	172
Acquisition related expenses	1,705	1,699
Total adjustments	$49,387	$64,429

Non GAAP operating loss	$(37,568)	$(50,988)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Net loss	$(62,114)	$(227,289)
Share based compensation expenses and other Non GAAP adjustments	30,659	185,895
Non-GAAP net loss	$(31,455)	$(41,394)

Basic and diluted Non GAAP net loss per share	$(0.56)	$(0.72)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	56,280,561	57,479,429

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)
Net cash provided by (used in) operating activities	$18,488	$(13,662)
Capital expenditures, net	(3,849)	(19,924)
Free Cash Flow	$14,639	$(33,586)

Capex related to future Wix HQ office build-out	835	15,438
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$15,474	$(18,148)

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2021	2022
	(unaudited)

Basic and diluted weighted-average shares used to compute net loss per share	56,280,561	57,479,429

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,845,705	5,099,095
Restricted share units	2,067,705	2,799,022
Convertible Notes (if-converted)	3,969,514	3,969,514
	67,163,485	69,347,060